EXHIBIT 99.1

Champions Oncology, Inc.
NEWS
855 N. Wolfe Street, Suite 619, Baltimore, Maryland 21205 USA.
Tel. 410-369-0365

For Immediate Release

Champions Oncology Reports Full Year 2011 Financial Results

Baltimore, MD, July 15, 2011.

Champions Oncology, Inc., formerly Champions Biotechnology, Inc., (OTC: CSBR):

Highlights:

•	Company completes $9.4 million financing during 2011
•	Revenue growth of 41% to $6.9 million
•	Net loss of $3.8 million; excluding stock based compensation a net loss of $0.7million*
•	Net loss of ($0.10) per share; net loss excluding stock-based compensation of ($0.02) per share*
•	Cash of $10.5 million at year end

Annual 2011  Financial Results:

For its fiscal year 2011, Champions generated revenue of $6.9 million, an increase of $2 million or 41%, compared to fiscal year 2010.

Champions also reported a net loss of $3.8 million, or ($0.10) per share, compared to a net loss of $2.9 million, or ($0.09) per share, in the corresponding prior year.

However, excluding stock based compensation* of $3.1 million, Champions recognized net loss of $0.7 million, or ($0.02) per share for 2011 compared to a net loss of $2.3 million excluding stock based compensation* of $0.6 million, or ($0.07) per share for 2010.

Services Revenues

Total revenues for fiscal 2011 were $6.9 million compared to $4.9 million for fiscal 2010, an increase of $2.0 million, or 41%.  Revenues from Personalized Oncology Solutions, (“POS”), were $3.4 million compared to $3.2 million in the prior year, an increase of $0.2 million, or 6%. Revenues from Translational Oncology Solutions, (“TOS”), previously referred to as Preclinical eValuation services, were $3.5 million for 2011 as the compared to $1.7 million in the prior year, an increase of $1.8 million, or 108%.

Costs of POS for the fiscal year 2011 and 2010 were $1.6 million and $1.1 million, respectively, an increase of $0.5 million, or 44%.  The increase in costs for POS was due to the increased volume of POS business.  For the fiscal year 2011 and 2010, gross margins for POS were 53% and 65%, respectively.  The decrease in gross margin was attributable to the reduction in POS prices that the Company has instituted to increase affordability and market potential of the services being offered.

Costs of TOS for the fiscal year 2011 and 2010 were $1.5 million and $0.8 million, respectively, an increase of $0.7 million, or 93%.  For the fiscal year 2011 and 2010, gross margins for TOS was 56% and 53%, respectively.

Research and Development

Research and development, or R&D, expenses for fiscal year 2011 and 2010 were $3.0 million and $2.6 million, respectively, an increase of $0.4 million, or 12%.  The increase in R&D expenses in 2011 was primarily due to the Company’s increased spending on its technology platform and tumorgraft testing on the company’s in-licensed compounds.

General and Administrative

General and administrative, or G&A, expenses for the fiscal year 2011 and 2010 were $4.6 million and $2.8 million, respectively, an increase of $1.8 million, or 67%.  The increase was primarily due to the $2.3 million of non-cash stock-based compensation expense related to stock options issued to the Company’s Chief Executive Officer and President.

Sales and Marketing

Sales and marketing expenses for the fiscal year 2011 and 2010 were $1.4 million and $0.5 million, respectively, and increase of $0.9 million or 173%.  The increase was primarily due to the hiring of additional sales employees and $0.3 million in new marketing efforts.

Other Income (Expense), Net

Other income (expense), net for the fiscal year 2011 was $1.5 million, which primarily relates to grant income earned under the Qualifying Therapeutic Discovery Project program administered under Section 48D of the Internal Revenue Code based on the qualifying expenses incurred through the fiscal year ended April 30, 2011.

Cash and Cash Equivalents

The Company’s cash position on April 30, 2011 was $10.5 million compared to $2.6 million on April 30, 2010.

* Non-GAAP Financial Information

See the attached Reconciliation of GAAP Net Loss to Non-GAAP Net Income (Loss) for an explanation of the amounts excluded to arrive at non-GAAP net income (loss) and related non-GAAP earnings (loss) per share amounts for the fiscal year ended, 2011 and 2010, respectively.  Non-GAAP financial measures provide investors and management with supplemental measures of operating performance and trends that facilitate comparisons between periods before and after certain items that would not otherwise be apparent on a GAAP basis.  Certain unusual or non-recurring items that management does not believe affect the Company’s basic operations do not meet the GAAP definition of unusual or non-recurring items.  Non-GAAP net income (loss) and non-GAAP earnings (loss) per share are not, and should not be viewed as a substitute for similar GAAP items.  We define non-GAAP diluted earnings per share amounts as non-GAAP net income divided by the weighted average number of diluted shares outstanding.  Our definition of non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share may differ from similarly named measures used by others.

Full details of the Company’s financial results will be available in the Company’s Form 10-K at www.championsoncology.com.

About Champions Oncology, Inc.

Champions Oncology, Inc. (formerly Champions Biotechnology Inc.) is engaged in the development of advanced technology solutions and services to personalize the development and use of oncology drugs.  The Company’s Tumorgraft Technology Platform is a novel approach to personalizing cancer care based upon the implantation of primary human tumors in immune deficient mice followed by propagation of the resulting engraftments, or Tumorgrafts, in a manner that preserves the biological characteristics of the original human tumor.  The Company uses this technology in conjunction with related services to offer solutions for two customer groups:  Personalized Oncology Services (“POS”) in which physicians and patients looking for information to help guide the development of personalized treatment plans, and Translational Oncology Services (“TOS”) in which pharmaceutical and biotech companies seeking personalized approaches to drug development can lower the cost and increase the speed of developing new drugs and increase the adoption of existing drugs. The Company’s Tumorgraft Technology Platform consists of processes, physical tumors and information that we use to personalize the development and use of oncology drugs.  The Company is building its Tumorgraft Technology Platform through the procurement, development and characterization of numerous Tumorgrafts (within several cancer types).  Tumorgrafts are procured through agreements with a number of U.S. and foreign institutions as well as through the Company’s  POS business.  The Tumorgrafts are developed and tested through agreement with a U.S. based pre-clinical facility.

The Company provides Personalized Oncology Solutions services to oncologists by establishing and administering expert tumor panels for their patients to analyze medical records and test results, to assist in understanding conventional and experimental options and to identify and arrange for testing, analysis and study of the patients’ cancer tissues, as appropriate.  Additionally, the Company offers personalized Tumorgraf development, drug studies and genome sequencing as part of its POS whereby physicians can evaluate the effects of cancer drugs on their patients’ tumorgrafts and understand the genetic make-up of their patient’s tumor enabling them to better select treatment regimens that may be efficacious to the patient.

This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Act of 1995) that inherently involve risk and uncertainties.  Champions Oncology generally uses words such as "believe," "may," "could," "will," "intend," "expect," "anticipate," "plan," and similar expressions to identify forward-looking statements.  One should not place undue reliance on these forward-looking statements.  The Company's actual results could differ materially from those anticipated in the forward-looking statements for many unforeseen factors.  See Champions Oncology's Form 10-K for the fiscal year ended April 30, 2011 for a discussion of such risks, uncertainties and other factors.  Although the Company believes the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and Champions Oncology's future results, levels of activity, performance or achievements may not meet these expectations.  The Company does not intend to update any of the forward-looking statements after the date of this press release to conform these statements to actual results or to changes in Champions Oncology's expectations, except as required by law.

Champions Oncology, Inc.
Reconciliation of GAAP to Non-GAAP Net Income

	Fiscal Year Ended April 30,
	2011	2010
Net loss attributable to Champions – GAAP	$(3,802,000)	$(2,923,000)
Less:
Stock-based compensation	3,133,000	593,000
Net loss attributable to Champions-non-GAAP:	$(669,000)	$(2,330,000)

Net income (loss) per common share attributable to Champions – GAAP
Basic and diluted
Less:
Stock-based compensation per per common share attributable to Champions – non GAAP:	$(0.10)	$(0.09)
Net income income (loss) per common share attributable to Champions– non GAAP:	$0.08	$0.02
Basic and diluted	$(0.02)	$(0.07)